16006052

TES
GE COMMISSION
. 20549

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SEC Mail Processing Section
MAR 11 2016
Washington DC
409

SEC FILE NUMBER
8-45502

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HP Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 SW 1st Ave - Suite 910
(No. and Street)

Portland (City) OR (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hans Powers 503-719-4681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers
(Name – *if individual, state last, first, middle name*)

5400 W Cedar Ave (Address) Lakewood (City) CO (State) 80226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hans Powers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HP Securities Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

OFFICIAL SEAL
MARC A DUNCAN
NOTARY PUBLIC - OREGON
COMMISSION NO. 474079
MY COMMISSION EXPIRES JANUARY 06, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HP SECURITIES, INC.

CONTENTS

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

The Board of Directors of
HP Securities, Inc.

We have audited the accompanying statement of financial condition of HP Securities, Inc. (the "Company") as of December 31, 2015 that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934 and the related notes to the statement of financial condition. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HP Securities, Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

B F Borgers CPA PC
Lakewood, Colorado
February 12, 2016

HP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 4,513
Receivable from clearing broker	21,630
	26,143

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 5,643
Accounts payable and accrued expenses	200
Total liabilities	5,843
CONTINGENCIES (Note 4)	
SHAREHOLDERS' EQUITY (Note 2):	
Common stock, no par value; 1,000 shares authorized; 200 shares issued and outstanding	7,500
Additional paid-in capital	12,837
Retained earnings	(37)
Total shareholder's equity	20,300
	$ 26,143

The accompanying notes are an integral part of this statement.

HP SECURITIES, INC.

STATEMENT OF OPERATIONS
DECEMBER 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Company was incorporated in the state of Oregon in December 1992 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company is engaged primarily in the sale of securities.

Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

Securities Valuation and Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

Statement of Cash Flows

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Income Taxes

The financial statements do not include a provision for income taxes because the Company has elected to be taxed as an S Corporation and, accordingly, the Company is not a taxable entity and its owners are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before

2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Income Taxes (concluded)

previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2015, the Company had net capital and net capital requirements of $20,300 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.29 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

The Company's financial instruments, including cash, receivables, payables and other liabilities, are carried at amounts which approximate fair value.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF COMPLIANCE
INSPECTIONS AND
EXAMINATIONS

SEC Mail Processing Section

February 26, 2016

MAR 11 2016

Washington DC
409

HP Securities, Inc.
1500 SW First Avenue, Suite 910
Portland, OR 97201

SEC File No.: 8-45502

Dear Registrant:

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public, except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d)(1), the balance of the annual audited financial statements **shall be deemed confidential.**" The financial statement received on February 22, 2016 was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within 15 days** of receipt of this letter, a **separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e)(3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

Please submit your filing to Securities Exchange Commission, 100 F Street, MS 8031, Washington, DC 20459.

Sincerely,

Darlene Dudley, Legal Instrument Examiner
The Registrations Branch

HP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED **DECEMBER 31, 2015**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.